Exhibit 99.2

Descartes Completes Acquisition of Cube Route Assets

WATERLOO, Ontario — December 6, 2006 — On-demand logistics software-as-a-service (SaaS) specialist The Descartes Systems Group Inc. completed its acquisition of certain assets of privately-held Toronto, Ontario Cube Route Inc. effective December 6th.

Cube Route provides on-demand logistics management solutions that include planning, routing, sequencing and optimizing of delivery routes, real-time driver and vehicle tracking, and delivery route analysis. Offered on a pay-as-you-go subscription basis, Cube Route’s solution for last mile logistics is used by distribution-sensitive organizations to lower operating costs, improve customer service and reduce operational complexity. Cube Route’s innovative offering has been recognized in ‘Top 100’ award listings in publications such as Supply & Demand Chain Executive, Food Logistics and Global Logistics & Supply Chain Strategies. For additional information on Cube Route visit www.cuberoute.com.

“Cube Route and Descartes each focus on providing superior on-demand logistics management solutions to help customers improve productivity while reducing costs in their delivery operations,” said Arthur Mesher, CEO of Descartes. “We believe that the combination of Cube Route’s on-demand delivery model and technology, together with our experience in delivering high-quality delivery management solutions over our Global Logistics Network, presents a compelling solution that is complementary to our leading route planning and execution solutions.”

The Cube Route assets acquired include specified accounts receivable and customer contracts, capital assets, technology, and other intellectual property. In addition, 15 employees of Cube Route are joining Descartes to assist with the continued delivery of the Cube Route service offering. To complete the transaction, Descartes paid approximately U.S. $1.6 million in cash, assumed certain Cube Route liabilities and incurred transactional expenses.

Descartes (Nasdaq: DSGX) (TSX: DSG) is a software-as-a-service company that has been dedicated since its founding in 1981 to developing the world’s largest multimodal electronic logistics messaging network, called the Global Logistics Network or GLN. Descartes’ on-demand GLN processes more than a million messages every day for companies with transport operations. Descartes also offers software layered on top of the GLN for areas including truck scheduling and route optimization that allows carriers, shippers and intermediaries to translate these messages into actionable information. This information is shared by more than 3,000 Descartes customers, and their customers, in 60 countries. Descartes’ customers include about 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has about 295 employees and is based in Waterloo, Ontario, with operations in Ottawa, Atlanta, Pittsburgh, Washington, D.C. and Stockholm. On the Net: www.descartes.com

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Descartes Investor Contact:

investor@descartes.com

(519) 746-6114 x2358

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to Cube Route and Descartes’ solution offering and potential benefits derived therefrom; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.